Exhibit 99.5

PRESS RELEASE

South Korea: TotalEnergies to supply 1 million tons per year of LNG to KOGAS for 10 years

Paris, September 9, 2025 – TotalEnergies and KOGAS, South Korea’s national natural gas company, announce the signing of a Heads of Agreement (HoA) for the annual delivery in South Korea of 1 million tons (Mt) of LNG per year over a 10-year period starting from the end of 2027.

Awarded to TotalEnergies by KOGAS following an international tender, this contract increases to 3 Mt per year from 2028 onward the volume of LNG supplied by TotalEnergies to KOGAS, currently the world's largest LNG importer. These additional LNG volumes will then be delivered to Korean industries, businesses, and households. They will come from TotalEnergies’ global supply portfolio, and particularly from its U.S. LNG production and offtake.

"We thank KOGAS for its trust in TotalEnergies’ ability to supply its Asian customers with reliable and competitive LNG through its global portfolio. This agreement enables TotalEnergies to secure long-term outlets in Asia, consistently with the growth of its LNG supply, particularly from the United States", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“We are pleased to finalize this agreement with TotalEnergies, which not only enhances the economic value of our LNG portfolio but also contributes to diversifying our sources of LNG supply. This engagement reinforces our commitment to securing a stable LNG supply amid a rapidly changing global energy landscape. We look forward to further strengthening our relationship with TotalEnergies to support a sustainable LNG value chain”, said Yeonhye Choi, President and CEO of KOGAS.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).